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Securities and Exchange Commission
Washington, DC 20549

FORM 10-SB

General Form For Registration of Securities
Pursuant to Section 12(b) or (g) of
The Securities Exchange Act of 1934

Cresset Precious Metals, Inc.
(Name of Small Business Issuer in its Charter)

Nevada	75-3022541
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
3838 Camino Del Rio North, Suite 333, San Diego, CA	92108
(Address of principal executive offices)	(Zip Code)

(619) 280-8000
(Registrant's telephone number, including area code)

        Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class To be so Registered	Name of Each Exchange on Which Each Class is to be Registered
n/a	n/a

        Securities to be registered pursuant to Section 12(g) of the Act:

Common Equity, Par Value $.001
(Title of class)

Cresset Precious Metals, Inc.
FORM 10-SB

PART I

Item 1. Description of Business.

(a)
Business Development

        Cresset Precious Metals, Inc. (the "Registrant" or the "Company") was incorporated on November 12, 1997 under the laws of the State of Nevada as Caspian Development Group, Inc. On April 1, 1999, an amendment to the Articles of Incorporation was filed changing the corporate name to "Zenith International, Inc.". On November 28, 2001, an amendment to the Articles of Incorporation was filed changing the corporate name from Zenith International, Inc. to its present name, "Cresset Precious Metals, Inc.".

        The Registrant's principal executive offices are located at 3838 Camino Del Rio North, Suite 333, San Diego, California 92108. Our telephone number is (619) 280-8000, our facsimile number is (619) 280-8001, our e-mail address is info@cressetgold.com, and our website is www.cressetgold.com.

        The Registrant has a limited operating history. On November 1, 2001, the Registrant entered into a Share Exchange Agreement with the shareholders of Cresset International Ltd. ("Cresset Ltd."), which was incorporated in the State of Delaware on January 21, 1998. Pursuant to this Share Exchange Agreement, the shareholders of Cresset Ltd. exchanged 150,000 shares of their common stock, which represented 100% of the common stock issued and outstanding of Cresset Ltd., for 43,00,000 shares of the Registrant's restricted common stock.

        The former shareholders of Cresset Ltd. acquired control of the Registrant upon the closing of the Share Exchange Agreement. The exchange was accounted for as a reverse acquisition. Accordingly, for financial statement purposes, Cresset Ltd. was considered the accounting acquiror and the Registrant considered the related business combination a recapitalization of Cresset Ltd. rather than an acquisition. The historical financial statements prior to the Share Exchange Agreement are those of Cresset Ltd. but the name of the consolidated corporation going forward is Cresset Precious Metals, Inc.

        As a result of this acquisition, the Registrant is engaged in the exploration and mining of gold properties. On February 8, 1999, Cresset Ltd. entered into a Concession Agreement with the Government of the Arab Republic of Egypt and the Egyptian Geological Survey and Mining Authority ("EGSMA") for the exploration and production of gold and associated minerals in various locations of the Eastern Desert in Egypt. Under this Concession Agreement, Cresset Ltd. was awarded the exclusive rights for a period of thirty (30) years for the commercial production of gold and associated minerals in eight (8) localities in the Eastern Desert in Egypt, encompassing a total area of 3,618 sq. km.

        From February 8, 1999 through December 25, 2001 (date of commercial discovery), Cresset Ltd. conducted work programs involving exploration and development of the locality Umm Tundub within the Hammash Area of the Concession. From February 8, 1999 through December 31, 2001 and June 30, 2002, the total amount of exploration expenses incurred was $3,037,258 and $3,589,143 respectively. These costs are recoverable after production commences in accordance with the Concession Agreement.

        Under the Concession Agreement and during the term and the renewal period thereof, EGSMA, Cresset Ltd. and the Operating Company are entitled to the full use of all fixed and moveable assets in connection with the operations within the defined areas.

        The Registrant is presently considered a development stage company and it has had no operations to date. At this time, the Registrant is in the exploration phase of its business plan for the development and exploitation of its concession areas and does not anticipate revenues until the second quarter of its 2003 fiscal year.

(b)
Business of Issuer

        The Registrant through its subsidiary Cresset Ltd. is engaged in the exploration and production of gold and associated minerals in eight (8) localities in the Eastern Desert in Egypt.

        Preliminary geological and mineralogical investigations have been conducted by Cresset Ltd.'s geologists and EGSMA on behalf of the Egyptian Government, and have been verified by the internationally recognized British gold mining engineering firm of AMCO Robertson. The investigations took place in the Umm Tundub area (2.4 sq. km.) in the Hammash locality using proven technology and industry recognized standard procedures. The results were encouraging and have established the presence of gold, silver, platinum and palladium.

        The detailed intensive exploration program carried out by Cresset Ltd.'s technical team comprised geology, mineralogy, geo-physical, geo-chemical and structural evaluation studies. Seventy (70) boreholes were drilled and analyzed. As a result of these efforts, gold was discovered in the Umm Tundub mine in the form of sulphide deposit. The calculations to determine the ore resources and reserves were done utilizing the analytical results of the boreholes and pit drilling operations. Technological tests and analyses were performed on one-ton and five-ton samples. Pilot plants for gold and silver extraction were carried out with 13-20 tons samples.

        Management of the Registrant intends to continue its efforts to explore, develop and detail the potential mineralization on the Umm Tundub mine, and define its specific metallurgical and recovery methods as required.

        As of the date of this Registration Statement, the Registrant has not conducted any mining operations on the Umm Tundub locality, nor has the Registrant made any physical improvements on the Umm Tundub mine, surface or subsurface.

Sulphides and Gold Mineralization

        The textural relationships, content and distribution of the trace elements in the sulphides of Hammash area indicate three phases of mineralization for sulphides and gold. The older phase formed at relatively high temperatures (>200°C) from Cu-rich solutions. During this phase, the primary chalcopyrite and pyrrhotite were precipitated. Gold of this phase is found in a submicroscopic scale, probably in the lattice of the chalcopyrite. The second phase formed metasomatically at lower temperature (<200°C) and with the gross addition of sulphur. During this phase, the secondary Cu sulphide minerals formed orthorhombic chalcocite, covellite and bornite. The progressive addition of sulphur and decrease in temperature (93° +/-5°C) led to the formation of the third phase, in which coarse idiotopic pyrite replaced the preexisting chalcopyrite, pyrrhotite and tetrahedrite-tennantite.

        The gold-bearing quartz veins have been exploited during three successive periods, i.e. ancient Egyptian times, Roman times and recent times. During the twentieth century, gold was exploited from a number of localities. Most of this gold came from quartz veins cropped out on the surface. Recently, the wall rocks and alteration zones of these veins in many occurrences proved to contain reasonable and probably mineable quantities of the metal.

        The Hammash area represents one of the important areas in the Eastern Desert for the presence of sulphide-bearing quartz filling fractures in the granitic rocks, intensively hydrothermally altered volcanics with disseminated sulphide mineralization, and a number of shear zones in the metavolcanics with concentrated and distributed sulphide occurrences. These mineralized veins and zones contain appreciable amounts of gold exploited surfacely and in the shallow depth range. Some of such veins and zones become highly pyretic, consequently include more gold at depth.

        Accordingly, management funded exploration work and preparation of a feasibility study on the Umm Tundub locality within the Hammash area, whereupon a commercial discovery was announced.

        The Company is currently addressing possible work programs involving assay testing, drilling, metallurgical recovery, and preliminary financial and economic research and development.

        An assay test is an analysis of rock samples conducted to determine the amount of valuable material they contain. The average assay of an ore deposit, referred to as the tenor or grade of the ore, is ordinarily expressed as a percentage or in units of weight per ton. When ores contain more than one commercially important chemical element, each element is assayed to determine the total value of the ore. Moreover, when the tenor of an ore deposit decreases regularly or irregularly into worthless rock, numerous closely spaced assays may be needed to distinguish ore from undesirable impurities or waste that has no potential value.

        The width of the ore zone may be as important as its tenor and, hence, tenors may be expressed in "percent meters". Although the size, tenor, shape, depth and other geological characteristics of the deposit are important, non-geological factors are also equally important in the economic definition of ore. Non-geological factors include prices, geography, climate, availability of transportation, labor contracts, and governmental policies (especially those dealing with environmental considerations, property rights and taxation). See "Risk Factors" below.

        On April 21, 2002, Cresset Ltd. executed a Memorandum of Understanding ("MOU") with Lakefield Oretest Pty Ltd., an Australian corporation, on the joint cooperation for the development of the Umm Tundub mine. Under the MOU the cooperation for the development of the Umm Tundub mine and other areas within the Concession will be carried out in phases. The first phase is to include, inter alia:

  a.
  ore and process testing, reserve calculations and mine design; and

  b.
  the design and procurement of equipment, supervision of plant construction and commissioning of a mobile experimental production unit.

Lakefield Research is recognized worldwide as a premier testing and consulting facility. It provides services that range from simple bench-scale tests to the investigation of complex flow-sheet variables through integrated pilot-plant operations. With more than 10,000 projects worldwide completed to date, Lakefield Research has earned a reputation for providing specialized technical expertise and support. The metallurgists and chemical engineers at Lakefield are experienced in the major physical and chemical separation processes used to recover precious, base and light metals from ores, concentrates, waste products and secondary feeds. They are supported by ISO/IEC Guide 25 accredited analytical, mineralogical and environmental services.

        The preliminary testwork on a composite sample from the Umm Tundub deposit was reported by Lakefield Oretest on August 5, 2002, with following results:

  a.
  The Head Assay of the sample showed gold content of 4.67 g/t.

  b
  The sample responded exceptionally well to gravity concentration, with over 80% of the gold reporting to the concentrate after a single pass. The concentrate mass was 5.6% giving a gold grade of 73 g/t.

  c
  A gold dissolution exceeding 87% was achieved during cyanidation of the sample.

  d.
  Cyanidation of the roasted sample gave a gold extraction of only 82%.

  e.
  Amenability of sample to cyanide leaching was confirmed.

        Overall, the objective of the exercise was to evaluate the response of the sample provided to a number of gold recovery techniques. The objective was successfully completed and it was confirmed that the sample contained a large amount of (>80%) of gravity recoverable gold. Furthermore, the sample appeared to be highly oxidized, and responded very well to cyanide leaching (>97% Au extracted).

        Again, as earlier noted herein as of the date of this Registration Statement, the Registrant has not conducted any mining operations on the Umm Tundub mine, nor has the Registrant made any physical improvements on the Umm Tundub mine, surface or subsurface.

        As a result of the Registrant's own work as well as those of Lakefield Laboratory results, the Registrant is currently planning on the operation of a pilot plant where extraction of gold will be subjected to real commercial operations. In the meantime, an unmilled sample will be subjected to further detailed evaluation, including mineralogy, communication testwork, gravity concentration, flotation, heap leaching, agitated leaching of ore and products. The operation of the pilot plant will further determine the economic justification.

        The distinction between "ore reserves" and "resource" is of prime economic and political importance. A "reserve" includes all known deposits that could be economically and legally extracted at the time of the reserve determination. Reserves are customarily stated in terms of ore when dealing with metalliferous minerals. There are three categories of reserves: proven ore, probable ore and possible ore. To be identified as a reserve, the material must have been actually sampled or be an inferred extension of sampled reserves.

        Physically determining its size and assaying the deposits as described above will result in the estimation of reserves. Conversely, resources are mineralization- based on geological evidence and assumed continuity. Resources may or may not be supported by samples, but are estimated by various statistical methods and data, such as considering the amount and rate of discoveries in past years, the relative sizes of known deposits, and comparing the known or inferred geology of prospected areas with the production and reserves of geologically similar known areas. The estimation of either a reserve or a resource is sensitive to changes in the price of the mineral commodity. See "Risk Factors" below.

        During fiscal years 2000 and 2001, the Registrant has not generated any revenues from operations. The Registrant's successful financial operations and movement into an operating basis are contingent on the development of the mining claims and the continuing ability to generate capital financing.

Number of Employees

        At the present time the Company employs a total of 17 employees. Of these 17 employees, 15 are fulltime employees and the remaining 2 employees are part time employees.

Risk Factors Relating to the Business of the Registrant

        Lack of Substantial Operating History and Revenues.    The Registrant is in the developmental stage, and has no substantial history of operations. Therefore, the Registrant does not have any prior financial results upon which an assessment of the Registrant's potential for success may be based. Accordingly, the success of the Registrant is dependent on management's ability to continue financing the research, exploration, and development programs for the Umm Tundub locality in order to quantify the magnitude of the potential mineralization and, ultimately, the drilling, assay, metallurgical and geostatistical studies to define a commercially viable recovery process. The Registrant faces all of the risks specifically inherent in the type of business in which the Registrant engages. There can be no assurance that the Registrant will be able to operate successfully or profitably.

        Highly Speculative Nature of Mineral Acquisition and Exploration.    Exploration for minerals is highly speculative, even when conducted on properties, which are believed to contain significant deposits of minerals. Overall, most exploration projects undertaken do not result in the discovery of commercially mineable deposits of ore. The financial success of the Registrant may depend to a large extent upon its ability to successfully mine the Umm Tundub locality. The total amount required to develop a mineral deposit, the construction and operation of milling or refining facilities is significantly greater than the cost of exploration. It is possible that any reserves discovered by the Registrant on the Umm Tundub locality may not exist in sufficient quantities to justify the expense of development and production.

        Dependence on Key Personnel.    The Registrant is in the developmental stages with no substantial prior operating history. The success of the Registrant will depend to a significant extent upon the efforts and abilities of its officer and contractors. Certain contractors of the Registrant have considerable experience in mining and mineral exploration and analysis. The officers of the Registrant have limited experience in the mining industry, however, such officers have considerable experience in the development, management and finance of start-up companies. Therefore, the loss of the Registrant's officers/directors or any of its contractors could be detrimental to the operations of the Registrant. The Registrant has not entered into any long-term employment agreements with nor has it purchased "key man" life insurance for its officers/directors. The Registrant's officers/directors may engage in other businesses for their own account.

        Dependence on Existing Concession Agreement.    The Registrant's success may depend on the continued existence of the Concession Agreement dated February 8, 1999 between the Government of Egypt, Cresset Ltd. and EGSMA. The Registrant's operations would be materially and adversely affected by the failure of Cresset Ltd. to fulfill its obligations and duties pursuant to the terms of the Agreement, which include contribution of all future capital requirements for the further exploration and mining operation costs of the claims on the Umm Tundub locality. There is no assurance that such favorable contractual relations will continue and, if so, that they will be in the best interests of the Registrant.

        Need for Additional Financing.    The Registrant's exploration and development programs will be designed to determine the magnitude of the mineralization on the Umm Tundub locality. If mineralization does exist in commercially mineable quantities and in the form and manner anticipated by management of the Registrant, substantial additional financing may be needed to fund further evaluation work and mining processes. The Registrant may not have sufficient funds to cover such expenses and, therefore, substantial additional funds will be required. The Registrant will attempt to raise such funds from additional offerings of shares; however, there can be no assurance that the Registrant will be successful in raising additional capital. If the Registrant is not successful in obtaining additional funds, the Registrant may resort to cost-sharing arrangements and could be required to give up a significant portion of its interest in the Umm Tundub locality.

        General Conflicts of Interest.    The Registrant's officers/directors may engage in other business interests for their own account in which they may devote a certain amount of their attention. As a result, there may be potential conflicts of interest including, among other things, time, effort and corporate opportunity, which may result from participation by such officers/directors in potentially competing business ventures. Such conflicts can be resolved through the exercise of judgment consistent with their fiduciary duties to the Registrant. The officers/directors of the Registrant intend to resolve such conflicts in the best interests of the Registrant. Moreover, the officers/directors of the Registrant will devote their time to the Registrant as they deem necessary.

        Volatility of Stock Price.    The markets for equity securities have been volatile and the price of the Registrant's Common Stock could be subject to wide fluctuations in response to quarter-to-quarter variations in operating results, news announcements, trading volume, sales of Common Stock by officers, directors and principal shareholders of the Registrant, general trends, changes in the supply and demand for the Registrant's shares, the price of gold or silver, and other factors.

General Risks of the Mining Industry

        Nature of Mineral Exploration and Development.    The business of exploring for and developing mineral deposits is highly speculative and involves greater risks than many other businesses. Mineral properties, including those which may have encouraging exploratory results, may not lend themselves to engineering, geological or other recognized appraisal procedure, or mining. The Registrant's operations will be subject to all of the operating hazards and risks normally incident to exploring or developing mineral properties, such as encountering unusual or unexpected geologic faults or conditions, periodic interruptions due to inclement weather conditions and environmental constraints. The Registrant intends to carry liability insurance covering the Registrant's activities and properties. However, there can be no assurance that such insurance will protect the Registrant from significant loss or liability. In the event the Registrant should sustain an uninsured loss or liability, its ability to operate may be materially adversely affected.

        Dependence on Precious Metals Mining Industry.    The Registrant's operations may be dependent upon the levels of activity in precious metal exploration and development industries. Such activity levels are affected by trends in the precious metal industry and precious metal prices. Historically, prices for precious metals have been volatile and are subject to wide fluctuations in response to changes in the supply of and demand for precious metals, market uncertainty and a variety of political, economic and other factors beyond the control of the Registrant. The Registrant cannot predict future price movements with any certainty. Any prolonged reduction in precious metal prices, however, may depress the level of exploration, development and production activity and result in a material adverse affect on the Registrant's operations.

        Fluctuation in and Regulation of Prices for Precious Metals.    If gold, silver or other precious metals are recoverable on the Umm Tundub locality, the success of the Registrant will depend to a degree on the price which may be realized upon the sale of such metals. The prices of gold and silver, as well as other precious metals, have been quite volatile. For example, at the time the United States government began allowing its citizens to hold gold in 1970, the price of gold was $35.00 per Troy ounce. The price has been as high as $875.00 per ounce and as low as $125.00 per ounce since that date. In 2002, the price of gold per ounce by the London afternoon fix ranged from $277.75 to $327.05 per ounce. Among other factors affecting the price of gold are (i) the supply of and demand for gold, (ii) world economic conditions, (iii) the confidence or lack of confidence in various mediums of exchange (including the dollar), and (iv) governmental regulation. Although the prices of gold and silver have fluctuated substantially over the years, the costs of exploration and development have also increased. It can be expected that such costs will continue to rise in accordance with inflationary trends, while there is no assurance that gold and silver prices will rise proportionately or remain at current levels.

(c)
Reports to Security Holders

        The Registrant has voluntarily filed Form 10-SB in order to become a fully reporting company. While the Registrant is presently listed on the National Quotation Bureau Quotation Service, this filing is undertaken in order to be eligible for an initial listing on the NASD OTC Bulletin and a listing when qualified on the NASDAQ Small Cap Market. By virtue of being so listed, the Registrant will have much greater access to the public markets for fund raising to assist it with its development efforts within its mining operations.

        The Registration Statement became automatically effective as of 60 days from the date of filing and consequently, the Registrant is required to file annual reports in accordance with the Securities Exchange Act of 1934.

        The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room at 450 Fifth Street, N.W. Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is (http://www.sec.gov). The Registrant's Internet address is www.cressetgold.com.

Item 2. Management's Discussion and Analysis or Plan of Operation

        Following the commercial discovery on December 25, 2001, EGSMA and Cresset incorporated in the A.R.E. Hammash-Egypt for Gold Mines, the Operating Company on March 25, 2002 (a private sector company and subject to the approval of the Minister for Industry and Mineral Resources).

        On April 21, 2002, Cresset Ltd. executed a Memorandum of Understanding ("MOU") with Lakefield Oretest Pty Ltd., an Australian corporation, on the joint cooperation for the development of the Umm Tundub mine. Under the MOU the cooperation for the development of the Umm Tundub mine and other areas within the Concession will be carried out in phases. The first phase is to include, inter alia:

  a.
  ore and process testing, reserve calculations and mine design; and

  b.
  the design and procurement of equipment, supervision of plant construction and commissioning of a mobile experimental    production unit.

        The mobile experimental production is expected to be commissioned during the first quarter of 2003 and production will continue until mid-2003 in order to test the ore on real production scale. The expected production is around 100,000 ton per year of treated ore, or its equivalent of concentrated ore.

        In order to construct the pilot plant, the infrastructure of the mine area needs to be improved. This includes power generation, water supply, roads and civil works.

The detailed plan of action for the short-term is as follows:

Event	Time Period
Formation of the operating company, appointment of the Board of Directors, and other operating company requirements	June 2002 - August 2002
Appointment of Key Positions	June 2002
Sample Ore Testing in Australia	June 2002 - September 2002
Design of Pilot Plant	August 2002 - October 2002
Construction of Pilot Plant	October 2002 - December 2002
Plant Commissioning	January 2003 - March 2003
Semi-Commercial Production	April 2003

Preliminary Manpower Requirement

Position	Number	Remarks
Chief Executive Officer	1	Expatriate
Chief Operating Officer	1	Expatriate
Executive Secretary	1	Local
Accountant	1	Local
Chief Chemist	1	Expatriate
Senior Geologist	1	Local
Geologist	1	Local
Senior Electro-mechanical Engineer	1	Expatriate
Senior Civil & Structural Engineer	2	Expatriate
Office helpers & drivers	3	Local

Total	13

        Subject to the results of the pilot plant production, construction work for building the first commercial plant will commence mid-2003.

        Cresset Ltd. has budgeted that funding requirements for the period covering pre-commercial plant stage is $2.5 million, itemized as follows    ($ million):

Establishment of operating company, recruitment, Office supplies, cars, etc.	$0.50
Pilot Plant and Equipment	1.30
Building and civil works	0.10
Power and water	0.50
Plant construction	0.05
Commissioning, trial runs and training	0.05

Sub-Total	$2.50

        Accordingly, the Company had been funded in the amount of $2.2 million as of April 2002. These funds should be sufficient for the Company to perform its activities for the next 12 months.

        In that the Company has not had revenues from operations to date, the financial information furnished with this registration statement is limited in scope.

        From its inception of January 21, 1998 through June 30, 2002, the Company's operating capital was obtained through a loan from a related party and advances from stockholders which totaled $6,546,843 at June 30, 2002.

        Since its inception through June 30, 2002, the Company has incurred costs and expenses of $3,589,143 which are receivable after production commences in accordance with the Concession Agreement. The Company has purchased leasehold improvements, furniture and fixtures and equipment totaling $103,591 as of June 30, 2002.

        For the period from inception to December 31, 2000, the Company had a net loss of $693,981. The net loss for the year ended December 31, 2001 was $1,456,525; a net loss of <$.10> per common share. The Company has had net loses totaling $4,125,976 for the period January 21, 1998 (date of inception) to June 30, 2002; a net loss of <$.37> per common share.

Cautionary Statement Regarding Forward-Looking Statements.

        Certain statements contained in this report regarding matters that are not historical facts are forward-looking statements. Because such forward-looking statements include risks and uncertainties, actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, the speculative nature of mineral exploration and development, the fluctuation in and the regulation of prices for precious metals and other factors identified from time to time in the Registrant's filings with the Securities and Exchange Commission. The Registrant urges readers to review the risk factors listing in this report.

        The Registrant undertakes no obligation to release publicly any revisions to forward-looking statements to reflect events or circumstances after the date of this report or to reflect the occurrence of unanticipated events.

Item 3. Description of Property

Offices

        The Registrant's principal executive office is located at 3838 Camino Del Rio North, Suite 333, San Diego, California 92108. A total of 500 sq. ft. of office space is devoted to the Company. This space is presently suitable and adequate for the Registrant's present requirements.

        The Registrant also subleases approximately 1,000 square feet of office space for its representative office at 36 Berkeley Square, London, W.1. at a monthly rental rate of £5,000 (approximately $7,500 U.S.). This sublease is presently provided on a month-to-month basis.

        The Registrant's subsidiary, Cresset Ltd., leases office facilities for approximately 1,000 square feet under a non-cancelable operating lease at 22 Andalus Street, Roxy-Merryland, Heliopolis—111351, Cairo, Egypt, at an annual rental rate of $13,188. This lease expires on December 31, 2004.

        The Registrant owns no real property.

Mining Operations

1.
Location and Means of Access to the Mining Properties

        On February 8, 1999, Cresset Ltd. entered into a Concession Agreement with the Government of the Arab Republic of Egypt and EGSMA for the exploration and production of gold and associated minerals in various locations of the Eastern Desert in Egypt. Under this Concession Agreement, Cresset Ltd. was awarded the exclusive rights for a period of thirty (30) years for the commercial production of gold and associated minerals in eight (8) localities in the Eastern Desert in Egypt, encompassing a total area of 3,618 sq. km. The areas subject to the concession are as follows:

1.
North West of El Beida Area:

LONG			LAT.
34"	45'	00	23"	20'	00
35"	00'	00	23"	20'	00
35"	00'	00	23"	26'	00
34"	56'	00	23"	35'	00
34"	45'	00	23"	35'	00
This area covers about 661 Km2
2. Area No. 2 Located by:
LAT. 23"	43'	00	—	24"	00'	00	North
LONG.	34"	30'	00	—	34"	45'	00	East
This area covers 796 Km2
3. Umm Hugab Area Located by:
LAT. 24"	52'	00	—	24"	56'	00	North
LONG.	34"	03'	00	—	34"	07'	00	East
This area covers 49 Km2
4. Hammash Area Located by:
LAT. 24"	37'	00	—	24"	43'	00	North
LONG.	34"	02'	00	—	34"	12'	00	East
This area covers 186 Km2
5. Umm Sumuki Area Located by:
LAT. 24"	04'	00	—	24"	26'	00	North
LONG.	34"	37'	00	—	35"	00'	00	East
This area covers 1,573 Km2
6. Hammata Qulane Area Located by:
LAT. 24"	15'	00	—	24"	25'	00	North
LONG.	35"	06'	00	—	35"	14'	00	East
This area covers 217 Km2
7. Gali Area Located by:
LAT. 24"	30'	00	—	24"	32'	00	North
LONG.	34"	42'	00	—	34"	44'	00	East
This area covers 12 Km2
8. Wadi Khashabe Area Located by:
LAT. 24"	22'	00	—	24"	27'	00	North
LONG.	34"	17'	00	—	34"	25'	00	East
This area covers 124 Km2
Total Areas approximately 3,618 Km2.

        Priority in exploration works was given to potential areas, mainly Hammash and its old mine (Area No. 4 above) and emphasis within this area was given to Umm Tundub locality as a result of encouraging geological and geophysical investigations. This area lies about 160 km from Marsa Alam, of which about 100 km through Idfo to Marsa Alam is paved with the remaining 60 km of secondary road. This 60 km section must be paved in order to facilitate transportation of equipment, machinery and people.

2.
Description of Title to Properties

        The following are the conditions under which the Registrant's subsidiary, Cresset Ltd., will operate the properties:

2.1	Starting from the commencement of the commercial production of Gold and associated minerals, the Government shall own and be entitled to a royalty in cash throughout the duration of the Exploitation period including its renewal. Royalty is unrecoverable and payable by the Operating Company on behalf of EGSMA and Cresset.
2.2
The Exploitation period is thirty (30) years from the date of the first Commercial Discovery. This period is renewable for one (1) additional equal period at the option of Cresset with reasonable commercial justification.
2.3
Promptly following each Commercial Discovery, the extent of the portion of the Areas specified by the Exploration Blocks in the feasibility study is to be covered by an Exploitation lease or leases as mutually agreed upon by EGSMA and Cresset and approved by the Minister of Industry and Mineral Resources.
2.4	Exploitation operations will start promptly by the Operating Company.
2.5
Cresset will bear and pay all costs and expenses required in carrying out any and all operations under the Concession. The recovery of the Exploration Costs will not include any interest. The recovery of Exploitation Capital Costs will include interest on funds borrowed by Cresset from non-affiliated companies to a maximum of 50% of the interest incurred, such interest not exceeding LIBOR plus 1%. Interest on Exploitation Investments accrued before the commencement of Commercial Production is to be included in Exploitation Capital Costs, and interest on Exploitation Investments accrued after the commencement of Commercial Production is to be included in Operating Costs.
2.6
The income generated by the Concession is granted fifteen (15) year tax exemption from all taxes imposed in A.R.E., starting from the date of commencement of Commercial Production of Gold and associated minerals.

The Operating Company will file an application for extending the tax exemption period for another equal period provided that no tax dispute occur for reasons related to the Operating Company or its shareholders and provided that serious acknowledged research activities in remote areas has been programmed and agreed to by all parties concerned.
2.7
Following commercial discovery, EGSMA and Cresset is to form in the A.R.E. an operating company which is to be a private sector company and is subject to the approval of the Minister for Industry and Mineral Resources. The capital of the Operating Company is to be owned equally between EGSMA and Cresset.
2.8
The Charter of the Operating Company is defined within the Concession. Within sixty (60) days after the Commercial Discovery, the Charter shall take effect and the Operating Company shall automatically come into existence.
2.9
The royalty due to the Government is not recoverable and is payable in cash by the Operating Company within thirty (30) days after the end of each calendar half year, in an amount equal to three percent (3%) of Sales Revenue during such calendar half year.

2.10	Out of the Sales Revenue, Cresset is entitled to recover the following costs and expenses:
	a.	all current operating expenses incurred and paid after initial commercial production;
	b.	Exploration costs, including those accumulated prior to the commencement of commercial production at the rate of 33 1/3% per annum;
	c.	Exploitation capital costs, including those accumulated prior to the commencement of commercial production at the rate of 33 1/3% per annum.
2.11	After the deduction of royalty payments and the recovery of costs and expenses, any remainder of Sales Revenue shall constitute Net Proceeds and shall be shared between EGSMA and Cresset as follows:
	a.	51% to EGSMA; 49% to Cresset;
	b.	Cresset cost recovery is transferable out of A.R.E.;
	c.	Government is entitled to buy such quantities of products produced from the Areas at prevailing market terms and conditions.
2.12	Land is the property of EGSMA as soon as it is purchased
2.13	Fixed and moveable assets is to be transferred from Cresset to EGSMA gradually as their costs are recovered by Cresset.
2.14	Cresset is exempt from all custom, duties, excise, stamps and sale taxes on the transfer of such assets.
2.15	The Operating Company has the right and responsibility to market and sell Gold and associated minerals produced under the Concession to any person or persons outside or within the A.R.E.
2.16
EGSMA, Cresset and the Operating Company are permitted to import and are exempt from custom duties, any taxes, levies or fees, and, from the importation rules with respect to the importation of machinery, equipment, appliances, materials, items, means of transport and transportation (applicable only for cars to be used in operations), electrical appliances, air conditioners for offices, field housing and facilities, electronic appliances, computer hardware and software, as well as spare parts required for any of the imported items.
2.17
Neither EGSMA nor Cresset may assign to unrelated person, firm or corporation not party to the Concession, in whole or in part, any of its rights, privileges, duties or obligations under the Concession without the written consent of the Government.

Brief History of Previous Operations

        Artisans of ancient civilizations used gold lavishly in decorating tombs and temples, and gold objects made more than 5,000 years ago have been found in Egypt. Particularly noteworthy are the gold items discovered by Howard Carter and Lord Carnarvon in 1922 in the tomb of Tutankhamun. This young pharaoh ruled Egypt in the 14th century B.C. An exhibit of some of these items, called "Treasures of Tutankhamun" attracted more than 6 million visitors in six cities during a tour of the United States in 1977-79. The ancient civilizations appear to have obtained their supplies of gold from various deposits in the Middle East. Mines in the region of the Upper Nile near the Red Sea and in the Nubian Desert area supplied much of the gold used by the Egyptian pharaohs. Artisans in Mesopotamia and Palestine probably obtained their supplies from Egypt and Arabia. Recent studies of the Mahd adh Dhabab (meaning "Cradle of Gold") mine in the present Kingdom of Saudi Arabia reveal that gold, silver and copper were recovered from this region during the reign of King Solomon (961-922 B.C.).

        The Umm Tundub locality encompasses a depression having 2,000 × 1,700 m in area near the mouth of Wadi Umm Tundub and its junction with Wadi Hammash. The depression attracted the attention of UN specialists in the years 1968-1972. The UN project carried out regional and detailed geological, geophysical and geochemical studies in this locality. These operations resulted in the compilation of a geological map of the area in the scale 1:5,000, the discovery of a rather attractive geophysical anomaly by resistivity method and drilling of two bore holes of about 250 m deep each.

        The UN project oriented its studies toward prospecting copper-porphyry mineralization, with results of investigation in this line being negative. Both bore holes drilled to check the geophysical anomalies and detect copper-porphyry mineralization only stripped strongly pyritized hydrothermal altered rocks in which the pyrite contents made about 30% of their volume but with no sign of copper mineralization. The calculation of pyrite resources indicated that within the depth of 250 m the reserve were about 500 million tons. Having sustained major expenses and negative results in respect of copper mineralization, the UN project was terminated and no further work was carried out toward detecting gold mineralization in these bore holes.

4(i)    Description of the Present Condition of the Property

        Detailed and extensive exploration program encompassing an area of 2-5 sq. km. was carried out by the Cresset team for UMM Tundub locality to verify the geological, geophysical and mineralogical findings and thus to investigate the presence of gold and gold presence in the fresh pyrite and oxide. Several bore holes and pits were drilled in the leaching zone down to about 22 m. Certain bore holes also reached a depth of 139 m. The program also covered the following activities:

  a.
  Detailed geological mapping on scale 1:1,000

  b.
  Opening trenches across the mineralized zones and collecting samples for gold analysis using fire assay techniques

  c.
  Collecting technological samples of 1 ton, which were subjected to crushing, milling and gold extraction utilizing different techniques

  d.
  Geophysical survey using various methods such as self potential (SP) and induced polarization (IP)

  d.
  Bore hole drilling to confirm the results obtained by the geophysical survey

        Borehole program entailed the following activities over an area of 3.5 sq. km.:

  a.
  First stage of drilling consisted of nineteen (19) boreholes

  b.
  Second stage of drilling consisted of forty-five (45) boreholes with depth range 20-139 m

  c.
  Third stage of drilling consisted of twenty-seven (27) boreholes and several trenches of 6x6x8 m

        During the drilling process, it was noted that the unweathered zone sometimes contain sulphide mineralization in the form of pyrite whereas the near surface zone which has undergone weathering did not show sulphide mineralization. The significance of gold values in oxidized zones reflects the theory that in many cases gold is associated with sulphide, mainly pyrite. In cases where sulphides are leached by weathering, gold contained within the sulphides was released as free gold. Three zones were identified from the boreholes drilled in the locality:

  a.
  Leaching Zone: with a depth of 20 m. and distinguished by kaolonized and ferrallitized volcanoclastic rocks with ryolitic composition. The hematite, limonite, and goethite represent the main iron oxide minerals. The zone is cut by cracks, which are filled in the upper horizon by calcite veinlets. The fire assay analysis of the core samples taken from this zone gave average gold content of 2 grams per ton (g/t) to 24 g/t.

  b.
  Transitional Zone: which is about 2 m thick and is distinguished by graded bedding fragments of fresh sulphide associating the leaching zone.

  c.
  Fresh Zone: which extends to about 250 m and is distinguished by silicified and less ferringunized volcanic rocks with rhyodacitic composition. The fresh sulphides represented by fine grain crystals of pyrite were stated in the 1972 UN report containing about 500 million tons of pyrite representing 30% of the total volume of rocks. The fire assay analysis of the core samples taken from this zone gave average gold content from 0.8 g/t to 1 g/t.

Deep Pits Program:

  a.
  First stage of drilling consisted of twenty-four (24) deep pits.    Regular and seven (7) technological samples were collected for testing. The technological samples were used in obtaining information on the extraction process and on the precious metals content.

  b.
  Second stage of drilling consisted of twenty (20) deep pits.

Average area of pit was 7x7 m with 8 m depth.

        The geophysical study conducted identified potential mineral area of about 2.5 sq. km. The extensive analytical program carried out on the samples collected from boreholes and pits resulted in the calculation of the potential reserves.

        The area was divided into four (4) blocks and grade average value was estimated for each block. The total estimated resource of the area is calculated at 145 million tons of ore, and the calculated overall average gold content of the reserves is 6.65 g/t.

        On December 25, 2001, the Egyptian Government represented by EGSMA accepted and approved the feasibility study for the Umm Tundub mine prepared by Cresset Ltd. declaring it a "commercial discovery" worthy of commercial development under the terms and conditions of the Concession Agreement.    Consequently, Hamash-Egypt for Gold Mines, the operating company, was incorporated on March 25, 2002 in equal partnership between Cresset Ltd. and EGSMA to start the development and production of gold and associated minerals in the Hammash area.

        In April 2002, Cresset Ltd. executed a Memorandum of Understanding ("MOU") with Lakefield Oretest Pty Limited, an Australian corporation, on the joint cooperation for the development of the Umm Tundub mine. Under the MOU the cooperation for the development of the Umm Tundub mine and other areas within the Concession will be carried out in phases. The first phase is to include, inter alia, ore and process testing, reserve calculations and mine design, and, the design and procurement of equipment, supervision of plant construction and commissioning of a mobile experimental production unit.

        The Registrant's proposed program of development of the Umm Tundub locality is as follows:

Stage 1

  a.
  The establishment of the operating company and the recruitment of senior employees.

  b.
  The experimental production based on the construction of a pilot plant to test the ore on real production scale. The expected production is around 100,000 ton per year of treated ore.

  c.
  In order to build the pilot plant, Cresset Ltd. needs to improve the infrastructure of the mine area, which includes power generation, water supply, roads and civil works.

  d.
  Operating company to carry out detailed exploration work on areas within the Concession other than the Hammash area.

  e.
  It is expected that the pilot plant will start production during the first quarter of 2003.

Stage 2

  a.
  Construction of the first commercial plant to treat 1 million ton per year of ore.

  b.
  The plant is expected to be completed mid-2004.

Stage 3

  a.
  Expand the production capacity of the commercial plant to treat 2.5 million ton per year of ore.

  b.
  The expansion is expected to be completed mid-2005.

Stage 4

  a.
  Expand the production capacity of the commercial plant to treat 5 million ton per year of ore.

  b.
  The expansion is expected to be completed mid-2006.

4(ii)    Details of the Plant

        Estimated budget for each stage of the mine development is as follows ($ million):

Stage 1

        Establishment of operating company, recruitment,

Office supplies, cars, etc.	$0.50
Pilot Plant and Equipment	1.30
Building and civil works	0.10
Power and water	0.50
Plant construction	0.05
Commissioning, trial runs and training	0.05

Sub-Total	$2.50

Stage 2

Plant and Equipment	$12.00
Building and civil works	3.00
Power generation	3.00
Water piping	6.00

Sub-Total	$24.00

Stage 3

Plant and Equipment	$12.00
Infrastructure	5.00

Sub-Total	$17.00

Stage 4

Plant and Equipment	$20.00
Infrastructure	6.00

Sub-Total	$26.00

Sub-Total Stages 1 to 4	$69.50

        There is no power network in the area. A power plant will be constructed.

5.    Rock Formation and Mineralization

        In general, the area is represented by mountainous terrain forming a number of hills ranging between low and intermediate relief and are cut by a number of wadis (valleys) of variable lengths and widths.

        In general, the larger area surrounding the Hammash area contain rocks of varying types, ranging from Precambrian metasediments, amphibolites, metavolcanics, gneisses, diorites, granodiorites, granites and trachytes, which are traversed by a group of dikes and veins including quartz, dolerite and consist mainly of low grade schists, mudstones and amphibolites. They are intruded by some volcanic rocks of varying composition, sometimes attaining hundreds of meters in thickness in flow sequence, and are subjected to different grades of metamorphism.

        The country rocks are also intruded by some ultrabasic bodies, which were transformed into serpentines by diorite-granodiorite complexes and different granites. The granodiorites are commonly sheared and mylonitized. A group of alkaline volcanic plugs cuts through all other rocks in the district.

        Propylitization is common in the granite rocks. Silification and sericitization are observed in the volcanic rocks and carbonitization is widespread in the serpentines. These alterations are commonly developed near the mineralized fractures in the shear zones and rapidly drop away from them. A number of silicified and breccciated gossan veins of varying lengths and widths and having linear outcrops occur in a shear zone of basic rocks in the northeastern part of the locality. They are found in continuation of some quartz veins. The gossan contain minor specks of secondary copper minerals and most probably represent the caps of mineralized fracture zones.

        The local Hammash gold mine area is cropped out to the south of the Wadi Umm Ara East by coarse granites, and to the north by old volcanics which appear at the northeastern corner. The coars granites are dissected by basic dikes, ferrallitized zones, silicified zones quartz veins and quartz lenses. Copper stains, weathering products and linear structural elements like faults and cracks are also observed. Blocking of the mountainous parts is reported for the intersection of these linear features that are accompanied with alteration zones of varying grades and widths. Wadi deposits floor the entire range of Wadi Umm Ara East, mashing the underlying igneous and metamorphic rocks as well as linear structural elements dissecting the southern and northern hilly parts.

        The larger Hammash area is strongly folded, fractured and faulted. The folds are primarily along the NW-SE trend and secondarily along the NE-SW trend. It is subjected to intense shearing trending NW-SE and dipping due NE at 45-60o. The area is cut by several faults and intrusive contacts striking in different directions in which NW-SE and NE-SW are rather prominent.

        The aero-magnetic survey carried out in some zones of the south Eastern Desert of Egypt showed that the Hammash area is crossed by three (3) deep-seated tectonic zones and a block fault. The deep-seated tectonic zones have a NW=SE direction parallel to the Red Sea Rift system, while the block fault has a NNE-SSE direction parallel to the Gulf of Aqaba and divides the Hammash area into two (2) blocks. These tectonic zones are usually associated with hydrothermal alterations and mineralizations.

Estimated Reserves

        The calculation of the ore resource from boreholes and pits drilled, technological samples and pilot plant tests indicate:

a. Proven (measured) reserve is estimated at	90	million tons
b. Probable (indicated) reserve is estimated at	29	million tons

Total Estimated Reserve	119	million tons

        The calculated overall average gold content of the proven reserves is 6.65 g/t. Gold reserve is classified into the following categories:

Ore Concentration g/t gold	Category
> 2.25	Ore
1.5 - 2.25	Low Grade
0.6 - 1.5	Marginal Ore
< 0.6	Waste

The tests and the resultant estimated reserves were carried out by the Cresset team, headed by the Project Manager Mr. Nazeeh Samawi.

The preliminary test work on a composite sample from the Umm Tundub deposit was reported by Lakefield Oretest on August 5, 2002, with The Head Assay of the sample showing gold content of 4.67 g/t.

Item 4. Security Ownership of Certain Beneficial Owners and Management

        The following table sets forth information as to the shares of common stock owned as of September 30, 2002. Unless otherwise indicated in the footnotes below on the table as subject to community property laws, where applicable, the persons as to whom the information is given has sole investment power over the shares of common stock shown as beneficially owned.

  1.
  Each person who in so far as the Registrant has been able to ascertain beneficially owns more than five percent (5%) of the outstanding shares of the Registrant.

  2.
  Each director.

  3.
  Each of the officers' names in the summary compensation table.

  4.
  All of the directors and officers as a group.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class(1)
1. Common	Anthony Jolliffe Beeches 13 Wendover Bucks, HP22 6BO England	-0-	0%
2. Common	Isa Kazmi Fountain House Mayfair London W1K 7HG England	2,027,200 Isa Kazmi is the sole shareholder of Arch Holdings Limited	4.05%
3. Common	Saiyah Abou Shaar P.O. Box 1191 Barainkeh Street Damascus, Syria	7,680,000	15.36%
4. Common	John Crewe 5 bis. Avenue Princesse Alice Monte Carlo, Monaco	-0-	-0-
5. Common	John Wood, Esq. 36 Berkeley Square London W1J 5AE England	-0-	-0-
6. Common	Hani Al-Asmar 22 Andalus Street Roxy Merryl, Cairo Egypt	3,025,000	6.05%
7. Common	Bourhan Abou Shaar 22 Andalus Street Roxy Merryl, Cairo Egypt	6,000,000	12.0%
8. Common	Philidelphia Investment Bank P.O. Box 925993 Aman, Jordan	4,000,000	8.0%
9. Common	Directors and Officers as a Group.	9,707,200	19.41%

(1)
Based upon 50,000,000 shares of common stock issued and outstanding.

Item 5. Directors, Executive Officers, Promoters and Control Persons

Name	Age	Position	Term	Served
Sir Anthony Jolliffe GBE	64	Director and Chairman of Board	Annual	April 26, 2002
Isa Kazmi	52	President and Director	Annual	April 26, 2002
Saiyah Abou Shaar	58	Director and Vice Chairman of Board	Annual	April 26, 2002
John A. Crewe	56	Director	Annual	July 12, 2002
John G. Wood, Esq.	55	Treasurer and Secretary	Annual	April 26, 2002

        SIR ANTHONY JOLLIFFE GBE—Director and Chairman of the Board of Directors. Sir Anthony Jolliffe, age 64, is a chartered accountant with over 40 years of experience in managing major business project and public companies in the UK, China, the Americas and the Middle East. He is well-known for his roles as Lord Mayor of London and unemployment advisor to HRH Prince Charles. During his professional career he was a Senior Partner in the leading receivership accountants Cork Gully, and a Partner of Grant Thornton. He acted as Chairman of Corel Europe and a Director of Japan Airlines Trading UK Ltd. He also acted as advisor to Regent Hotels for UK, Europe, Middle East and Asia and led international trade missions to Spain, Japan, Germany, Zambia and Argentina.

        MR. ISA KAZMI—President and Director. Mr. Isa Kazmi, age 52, is a qualified lawyer and has over 30 years of international business experience. He was, until recently, the Chairman and Founding Shareholder of Philadelphia Investment Bank and prior to this he acted as Chairman of Jordan Finance House (Jordan). He held various posts including: Managing Director of Ventureglen (Cyprus) Ltd in Cyprus, Managing Director of the Tobaishi Group of Companies in Riyadh, Saudi Arabia.

        MR. SAIYAH ABOU SHAAR—Director and Vice Chairman of the Board of Directors. Mr. Saiyah Shaar, age 58, has over 35 years experience in a variety of executive and management positions in several industries including specialized medical care, international trade, hotel and leisure services and manufacturing. He was responsible for the acquisition of the gold concession from the government of the Iraqi Republic of Egypt. Mr. Saiyah Shaar is a graduate with a Bachelor of Arts degree from Damascus University in 1966. He is a member of various professional bodies in Syria, including Chamber of Agriculture, Chamber of Commerce, Chamber of Industry and Saudi Syrian Council.

        MR. JOHN A. CREWE—Director. Mr. John Crewe, age 56, is a highly experienced marketing professional and general manager. He is Chairman of JCC Consulting, a Monaco based consulting firm. He has operated for the last eight years at board equivalent level at the American Express Corporation and gained major experience for the corporation in Europe, Asia Pacific and North America. He is currently a Senior Advisor to American Express and Board Director for several joint ventures. He is a graduate of IMEDE University of Lausanne, Switzerland and Stanford University's Graduate School of Business.

        JOHN G. WOOD, ESQ.—Treasurer and Secretary. Mr. John Wood, age 55, is a practicing solicitor since qualifying in 1970. Until 1981, he was a partner in a prominent medium sized London firm of solicitors when he established his own firm acting mainly for overseas private commercial clients, principally located in Italy and the Middle East. In addition to commercial law, Mr. Wood also maintains a close interest in e-commerce and IT developments in Law.

Item 6. Executive Compensation

        The Company employs its officers on an "at will" basis at the pleasure of the Board of Directors.

        The compensation disclosed herein represents all compensation awarded to, earned by or paid to the Company's named executive officers.

Summary Compensation Table

		Annual Compensation				Long-Term Compensation
						Awards	Payouts
Name and Principal Position (a)
	Year (b)	Salary (c)	Bonus (d)	Other Annual Compensation ($) (e)	Restricted Stock Award(s) ($) (f)	Securities Underlying Options/SARs (#) (g)	LTIP Payouts ($) (h)	All Other Compensation ($) (i)
Isa kazmi President	2000 2001 2002	-0- -0- 264,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
John G. Wood Treasurer and Secretary	2000 2001 2002	-0- -0- 36,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Sir Anthony Jolliffe Director	2000 2001 2002	-0- -0- 24,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
Saiyah Abou Shaar Director	2000 2001 2002	-0- -0- 24,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-
John A. Crewe Director	2000 2001 2002	-0- -0- 24,000	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-	-0- -0- -0-

No officer or director has been granted a stock purchase option at this time.

Item 7. Certain Relationships and Related Transactions.

        There have been no transactions during the last two years or proposed transactions, to which the Registrant was or is to be a party, in which any (1) director or executive officer of the Registrant; (2) nominee for election as a director; (3) security holder described above in Item 4 above; and (4) any member of the immediate family (including spouses, siblings, and in-laws) of any of the persons described in (1), (2) or (3) of this item had or is to have a direct or indirect material interest.

Item 8. Description of Securities.

        (a)    Common Stock:    At September 30, 2002, the Registrant had 50,000,000 shares of the common stock outstanding. The Registrant's Articles of Incorporation, filed November 12, 1997 authorized the issuance of up to 100,000,000 of the Registrant's common equity shares with a par value of $0.001. Holders of shares of the common stock are entitled to one vote for each share on all matters to be voted on by the shareholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share proratably in dividends, if any, as may be declared from time to time by the Board of Directors in its discretion, from funds legally available therefore.

        In the event of a liquidation, dissolution or winding up of the Registrant, the holders of shares of common stock are entitled to share pro rata all assets remaining after payments in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Registrant's common stock. All of the outstanding shares of common stock are fully paid and non-assessable.

        (b)    Preferred Stock:    The Registrant is also authorized to issue preferred stock from time to time. The Registrant's Board of Directors may fix and determine the designations, rights, preferences or other rights, preferences or other variations of each class or series of the preferred stock. At this time the Registrant has not issued any preferred stock.

        (c)    Possible Classification of Registrant's Securities as a "Penny Stock."    By virtue of Rule 3a51-1 of the Securities Act of 1934 (the "Act"), if the Registrant's common stock has a price of less than $5.00 per share it will be considered a "penny stock." The perquisites required of broker-dealers engaging in transactions involving "penny stocks" have discouraged, or even barred, many brokerage firms from soliciting orders for certain low priced stocks.

        Still further, with respect to the trading of penny stock, broker-dealers have an obligation to satisfy certain special sales practice requirements pursuant to Rule 15g-9 of the Act, including a requirement that they make an individualized written suitability determination for the purchase and receive the purchaser's written consent prior to the transaction.

        Still even further, such broker-dealers have additional disclosure requirements as set forth in the Securities Enforcement Act Remedies and Penny Stock Reform Act of 1990. These disclosure requirements include the requirement for a broker-dealer, prior to a transaction in a penny stock, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks of the penny stock market.

        Still even further, a broker-dealer must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account.

        Accordingly, the above penny stock regulations and the associated broker-dealer requirements will have an adverse effect on the market liquidity of the Registrant's common stock and the ability of any present and prospective shareholder investors to sell their securities in the secondary market.

        However, regardless of the price of the Registrant's stock, in the event the Registrant has net tangible assets in excess of $2,000,000 and if the Registrant has been in continuous operation for at least three (3) years, or $5,000,000, if the Registrant has been in continuous operation for less than three (3) years, Rule 3a51-1(g) of the Act will preclude the Registrant's common stock from being classified as a "penny stock."

PART II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.

        (a)    Market information:    The Registrant's common stock trades on the National Quotation Bureau Electronic Quotation Service under the symbol "CSPM". The Registrant's common stock price as of the close of business as of September 30, 2002, was $10.00 per share.

        (b)    Price Range:    The Registrant commenced trading on March 18, 2002. The following is the range of the high and low bids for the Registrant's common stock for the first three quarters of 2002 as determined by the over-the-counter market quotations which reflect inter-dealer prices, without retail market, mark-down or commission and may not represent actual transactions.

	2002
Quarter
	High Bid	Low Bid
March	$8.60	$8.20
June	$10.75	$10.00
Sept.	$10.30	$6.00

        (c)    Holders:    The Registrant has approximately 82 common stock shareholders.

        (d)    Dividends:    The Registrant has never paid a cash dividend. It is the present policy of the Registrant to retain any extra profits to finance growth and development of the business. Therefore, the Registrant does not anticipate paying cash dividends on its common stock in the foreseeable future.

Item 2. Legal Proceedings.

        The Company's officers and directors are aware of no threatened or pending litigation which would have a material, adverse effect on the Company.

Item 3. Changes in and Disagreements with Accountants.

        None.

Item 4. Recent Sales of Unregistered Securities.

        (a)    Recent Sales:    The Registrant had the following stock issuances as described below. All such shares were sold by the officers and directors of the Registrant and no underwriters were utilized.

  1.
  On March 26, 1999, 7,000,000 shares of common stock at $.001 per share were issued for cash pursuant to a Regulation D, Rule 504 Offering for a total offering of $7,000.

  2.
  On September 18, 2001, 43,000,000 shares of common stock were issued in exchange for all of the issued and outstanding shares of Cresset International Ltd.

        (b)    Exemptions From Registration:    With respect to the issuance of the 7,000,000 common shares listed at Item 4(a), such issuance was made in reliance on the private placement exemptions provided by Section 4(2) of the Securities Act of 1933 as amended, (the "Act"), SEC Regulation D, Rule 504 of the Act and Nevada Revised Statutes Sections 78.211, 78.215, 78.3784, 78.3785 and 78.3791 (collectively the "Nevada Statutes").

        With respect to the issuance of the 43,000,000 common shares listed at Item 4(a)2, such issuance was made in reliance upon the private placement exemptions provided by Section 4(2) of the Act and the Nevada Statutes.

        (c)    Basis for Reliance Upon Exemption From Registration:    The Registrant has relied upon the private placement exemptions from registration provided by Section 4(2) of the Securities Act of 1933 as amended (the "Act") and SEC Regulation D, Rule 504 of the Act. With respect to the Rule 504 exemption, this type of offering is available to issuers who are not reporting companies, investment companies or "blank check" companies. Accordingly, this offering was available to the Registrant. A further requirement is that the offering may not exceed $1,000,000 in any twelve (12) month period. There is no limitation on the number of purchasers nor is there a requirement that such purchasers be accredited investors. All of the shares issued pursuant to Rule 504 offering satisfied these requirements.

        Those shares not issued pursuant to Rule 504 were issued pursuant to Section 4(2) of the Act which exempts from registration transactions by an issuer not involving a public offering. This offering exemption is available to any issuer but prohibits general solicitation or advertising. Prospective purchasers must have access to information about the issuer. The Registrant utilized this Section 4(2) exemption by providing prospective purchasers with such sufficient information and required that all such purchasers be financially sophisticated; have a certain net worth and have the ability to bear the risk of loss of their respective investments

        In each instance, each of the share purchasers had access to sufficient information regarding the Registrant so as to make an informed investment decision. More specifically, each purchaser signed either a written Subscription Agreement or a Share Exchange Agreement with respect to their financial status and investment sophistication wherein they warranted and represented, among other things, the following:

  1.
  That they had the ability to bear the economic risks of investing in the shares of the Registrant.

  2.
  That they had sufficient knowledge in financial, business, or investment matters to evaluate the merits and risks of the investment.

  3.
  That they had a certain net worth sufficient to meet the suitability standards of the Registrant.

  4.
  That the Registrant has made available to them, his counsel and his advisors, the opportunity to ask questions and that they have been given access to any information, documents, financial statements, books and records relative to the Registrant and an investment in the shares of the Registrant.

Item 5. Indemnification of Directors and Officers.

        The Registrant's Articles of Incorporation and By-Laws limit the liability of its directors to the fullest extent permitted by Nevada corporate securities law. Specifically, directors of the Company will not be personally liable for monetary damages for breach of fiduciary duty as directors, except liability for (i) any breach of the duty of loyalty to the Company or its shareholders, (ii) acts or omissions not in good faith or that involve international misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain securities laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.

PART F/S

        The following financial statements are submitted pursuant to the information required by Item 310 of Regulation S-B.

FINANCIAL STATEMENTS

No.	Description
FS-1	Cresset Precious Metals, Inc. and Subsidiary Consolidated Balance Sheets as of December 31, 2001 (audited), December 31, 2002 (audited), June 30, 2002 (unaudited) and June 30, 2001 (unaudited).
FS-2
Cresset Precious Metals, Inc. and Subsidiary Consolidated Statements of Operations for the years ended December 31, 2001 (audited) and December 31, 2000 (audited) and for the six months ended June 30, 2002 (unaudited), and June 30, 2001 (unaudited) and the Cumulative Amounts from Inception (January 21, 1998) through June 30, 2000 (unaudited).
FS-3	Cresset Precious Metals, Inc. and Subsidiary Consolidated Statement of Changes in Stockholders' Deficit.
FS-4
Cresset Precious Metals, Inc. and Subsidiary Consolidated Statements of Cash Flows for the years ended December 31, 2001 (audited) and December 31, 2000 (audited) and for the six months ended June 30, 2002 (unaudited) and June 30, 2001 (unaudited) and the Cumulative Amounts from Inception (January 21, 1998) through June 30, 2002 (unaudited).

PART III

Item 1. Index to Exhibits.

        The exhibits listed and described below in Item 2 are filed herein as the part of this Registration Statement.

Item 2. Description of Exhibits.

        The following documents are filed herein as Exhibit Numbers 2, 3, 5, 6, and 7 as required by Part III of Form 1-A:

Exhibit No.		Description
2		Charter and By-Laws
	2.1	Articles of Incorporation of Caspian Development Group, Inc.
	2.2	Certificate of Amendment of Articles of Incorporation of Caspian Development Group, Inc. Changing Corporation Name to "Zenith International, Inc."
	2.3	Certificate of Amendment of Articles of Incorporation of Zenith International, Inc. Changing Corporation Name to "Cresset Precious Metals, Inc."
	2.4	By-Laws of Caspian Development Group, Inc.
	2.5	Certificate of Incorporation of Cresset International, Ltd.
	2.6	Certificate of Amendment of Certificate of Incorporation of Cresset International, Ltd. Increasing Number of Authorized Shares.
3.	None	Instruments Defining the Rights of Security Holders
5.	None	Voting Trust Agreements
6.		Material Contracts
	6.1	Share Exchange Agreement Between Cresset Precious Metals, Inc. and Cresset International Ltd.
	6.2	Concession Agreement Between The Arab Republic of Egypt and the Egyptian Geological Survey and Mining Authority and Cresset International Ltd.
	6.3	Memorandum of Understanding between Cresset International Ltd. and Lakefield Oretest Pty Ltd.
7.	None	Material Foreign Patents

SIGNATURES

        In accordance with Section 12 of the Securities and Exchange Act of 1934, the Registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

CRESSET PRECIOUS METALS, INC.
DATED: October 31, 2002	BY:	/s/ ISA KAZMI ISA KAZMI President

FINANCIAL STATEMENTS

No.	Description
FS-1	Cresset Precious Metals, Inc. and Subsidiary Consolidated Balance Sheets as of December 31, 2001 (audited), December 31, 2002 (audited), June 30, 2002 (unaudited) and June 30, 2001 (unaudited).
FS-2
Cresset Precious Metals, Inc. and Subsidiary Consolidated Statements of Operations for the years ended December 31, 2001 (audited) and December 31, 2000 (audited) and for the six months ended June 30, 2002 (unaudited), and June 30, 2001 (unaudited) and the Cumulative Amounts from Inception (January 21, 1998) through June 30, 2000 (unaudited).
FS-3	Cresset Precious Metals, Inc. and Subsidiary Consolidated Statement of Changes in Stockholders' Deficit.
FS-4
Cresset Precious Metals, Inc. and Subsidiary Consolidated Statements of Cash Flows for the years ended December 31, 2001 (audited) and December 31, 2000 (audited) and for the six months ended June 30, 2002 (unaudited) and June 30, 2001 (unaudited) and the Cumulative Amounts from Inception (January 21, 1998) through June 30, 2002 (unaudited).

EXHIBIT FS-1

Cresset Precious Metals, Inc. and Subsidiary
Consolidated Balance Sheets as of December 31, 2001 (audited),
December 31, 2002 (audited), June 30, 2002 (unaudited)
and June 30, 2001 (unaudited).

CRESSET PRECIOUS METALS, INC.
AND SUBSIDIARY
(Formerly known as Caspian Development Group, Inc.
and Zenith International, Inc.)
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001
AND 2000, FOR THE SIX MONTHS ENDED
JUNE 30, 2002 AND 2001 (unaudited)
AND FROM INCEPTION (JANUARY 21, 1998)
THROUGH JUNE 30, 2002 (unaudited)

Independent Auditors' Report
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Changes in Stockholders' Deficit
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of Cresset Precious Metals, Inc. and Subsidiary

        We have audited the accompanying consolidated balance sheets of Cresset Precious Metals, Inc. and Subsidiary (formerly known as Caspian Development Group, Inc. and Zenith International, Inc.) (an exploration stage company) as of December 31, 2001 and 2000 and the related consolidated statements of operations, changes in stockholders' deficit, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cresset Precious Metals, Inc. and Subsidiary as of December 31, 2001 and 2000, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Mendoza Berger & Company, LLP

August 1, 2002
Irvine, California

CRESSET PRECIOUS METALS, INC. AND SUBSIDIARY
(Formerly known as Caspian Development Group, Inc. and Zenith International, Inc.)
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS

	December 31, 2001	December 31, 2000	June 30, 2002	June 30, 2001
			(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents (Note 2)	$210,504	$9,746	$2,491,324	$55,083
Prepaid expenses and other current assets	120,052	32,637	163,799	81,536

Total current assets	330,556	42,383	2,655,123	136,619

Property and equipment, net (Notes 2 and 4)	27,873	56,589	34,022	41,928

Total assets	$358,429	$98,972	$2,689,145	$178,547

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current liabilities:
Accounts payable and other current liabilities	$9,712	$330	$37,069	$330
Accrued liabilities	—	—	28,774	—

Total current liabilities	9,712	330	65,843	330
Accrued interest payable (Note 6)	—	—	128,651	—
Loan payable—related party (Note 6)	—	—	6,376,466	—
Advances from stockholders (Note 5)	3,457,846	1,825,021	170,377	2,561,234
Commitments (Note 11)	—	—	—	—
Stockholders' deficit: (Notes 3 and 7)
Common Stock:
$0.001 par value, 100,000,000 shares authorized; 50,000,000 shares issued and outstanding at December 31, 2001 and June 30, 2002 (unaudited)	50,000		50,000
No par value, 150,000 shares authorized, 0 issued and outstanding at December 31, 2000 and June 30, 2001 (unaudited)		—		—
Deficit accumulated during exploration stage	(3,159,129)	(1,726,379)	(4,102,192)	(2,383,017)

Total stockholders' deficit	(3,109,129)	(1,726,379)	(4,052,192)	(2,383,017)

Total liabilities and stockholders' deficit	$358,429	$98,972	$2,689,145	$178,547

See accompanying notes to consolidated financial statements

EXHIBIT FS-2

Cresset Precious Metals, Inc. and Subsidiary
Consolidated Statements of Operations for the years ended
December 31, 2001 (audited) and December 31, 2000 (audited)
and for the six months ended June 30, 2002 (unaudited),
and June 30, 2001 (unaudited) and the Cumulative Amounts from
Inception (January 21, 1998) through June 30, 2000 (unaudited).

CRESSET PRECIOUS METALS, INC. AND SUBSIDIARY
(Formerly known as Caspian Development Group, Inc. and Zenith International, Inc.)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS

	For the years ended		For the six months ended
	December 31, 2001	December 31, 2000	June 30, 2002	June 30, 2001	Cumulative Amounts from Inception (January 21, 1998) through June 30, 2002
			(unaudited)	(unaudited)	(unaudited)
Operating expenses:
General and administrative	$778,912	$331,045	$527,248	$215,614	$1,637,205
Exploration	677,613	362,936	287,164	441,024	2,360,111

Total operating expenses	1,456,525	693,981	814,412	656,638	3,997,316

Loss from operations	(1,456,525)	(693,981)	(814,412)	(656,638)	(3,997,316)

Other expenses:
Interest	—	—	128,651	—	128,651

Loss before provision for income taxes	(1,456,525)	(693,981)	(943,063)	(656,638)	(4,125,967)
Provision for income taxes (Note 8)	—	—	—	—	—

Net loss	$(1,456,525)	$(693,981)	$(943,063)	$(656,638)	$(4,125,967)

Net loss per share	$(.10)	$—	$(.02)	$—	$(.37)

Weighted average shares Outstanding	14,166,667	—	50,000,000	—	11,041,987

See accompanying notes to consolidated financial statements

EXHIBIT FS-3

Cresset Precious Metals, Inc. and Subsidiary
Consolidated Statement of Changes in Stockholders' Deficit.

CRESSET PRECIOUS METALS, INC. AND SUBSIDIARY
(Formerly known as Caspian Development Group, Inc. and Zenith International, Inc.)
(An Exploration Stage Company)
CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT

	Common Stock
	Number of Shares	Value	Deficit Accumulated during Exploration Stage	Total Stockholders' Deficit
Balance at inception (January 21, 1998)	—	$—	$—
Net loss	—	—	—	—

Balance at December 31, 1998	—	—	—	—
Net loss	—	—	(1,032,398)	(1,032,398)

Balance at December 31, 1999	—	—	(1,032,398)	(1,032,398)
Net loss	—	—	(693,981)	(693,981)

Balance at December 31, 2000	—	—	(1,726,379)	(1,726,379)
Net loss	—	—	(656,638)	(656,638)

Balance at June 30, 2001 (unaudited)	—	—	(2,383,017)	(2,383,017)
Issuance of common stock in exchange for advances from stockholders	150,000	150,000	—	150,000
Issuance of restricted common stock in accordance with share exchange agreement (Note 3)	43,000,000	43,000	(43,000)	—
Adjusting entry to reflect reverse acquisition (Note 3)	6,850,000	(143,000)	66,775	(76,225)
Net loss	—	—	(799,887)	(799,887)

Balance at December 31, 2001	50,000,000	50,000	(3,159,129)	(3,109,129)
Net loss	—	—	(943,063)	(943,063)

Balance at June 30, 2002 (unaudited)	50,000,000	$50,000	$(4,102,192)	$(4,052,192)

See accompanying notes to consolidated financial statements

EXHIBIT FS-4

Cresset Precious Metals, Inc. and Subsidiary
Consolidated Statements of Cash Flows for the years
ended December 31, 2001 (audited) and December 31, 2000
(audited) and for the six months ended June 30, 2002
(unaudited) and June 30, 2001 (unaudited) and the Cumulative
Amounts from Inception

CRESSET PRECIOUS METALS, INC. AND SUBSIDIARY
(Formerly known as Caspian Development Group, Inc. and Zenith International, Inc.)
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

					Cumulative Amounts from Inception (January 21, 1998) through June 30, 2002
	For the years ended		For the six months ended
	December 31, 2001	December 31, 2000	June 30, 2002	June 30, 2001
			(unaudited)	(unaudited)	(unaudited)
Cash flows from operating activities:
Net loss	$(1,456,525)	$(693,981)	$(943,063)	$(656,638)	$(4,125,967)

Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	29,448	28,143	11,978	14,661	69,569
Adjusting entry to reflect reverse acquisition	(76,225)	—	—	—	(76,225)
Changes in assets and liabilities:
Increase in prepaids and other current assets	(87,415)	(23,458)	(43,747)	(48,899)	(163,799)
Increase (Decrease) in accounts payable	9,382	(17,723)	27,357	—	37,069
Increase in accrued expenses	—	—	28,774	—	28,774
Increase in accrued interest payable	—	—	128,651	—	128,651

Net cash used by operations	(1,581,335)	(707,019)	(790,050)	(690,876)	(4,101,928)

Cash flows from investing activities:
Purchase of equipment	(732)	(84,732)	(18,127)	—	(103,591)

Net cash used investing activities	(732)	(84,732)	(18,127)	—	(103,591)

Cash flows from financing activities:
Loan payable—related party	—	—	6,376,466	—	6,376,466
Payment on advances from stockholders	—	—	(3,457,846)	—	(3,457,846)
Increase in advances from in stockholders	1,782,825	709,631	170,377	736,213	3,778,223

Net cash provided by financing activities	1,782,825	709,631	3,088,997	736,213	6,696,843

Net increase (decrease) in cash	200,758	(82,120)	2,280,820	45,337	2,491,324
Cash and cash equivalents, beginning or period	9,746	91,866	210,504	9,746	—

Cash and cash equivalents, end of period	$210,504	$9,746	$2,491,324	$55,083	$2,491,324

See accompanying notes to consolidated financial statements

Supplemental disclosure of cash flow information:

  Noncash Transactions:

        In August 2001, Cresset International Ltd. issued 150,000 shares of common stock in exchange for advances from stockholders equal to $150,000.

        In November 2001, the Company issued 43,000,000 shares of restricted common stock in exchange for 150,000 shares of common stock of Cresset International Ltd., which represented 100% of the common stock issued and outstanding at the time of the transaction.

See accompanying notes to consolidated financial statements

CRESSET PRECIOUS METALS, INC. AND SUBSIDIARY
(Formerly known as Caspian Development Group, Inc. and Zenith International, Inc.)
(An Exploration Stage Company)

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
AND
FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(The information with respect to the periods ended June 30, 2002 and 2001 is unaudited)

1.    ORGANIZATION AND HISTORY

        Cresset Precious Metals, Inc. (the Company), a Nevada Corporation, was incorporated on November 12, 1997 and was in the development stage through November 1, 2001. It was primarily engaged in raising capital and locating business opportunities.

        On November 1, 2001, the Company entered into a Share Exchange Agreement with Cresset International Ltd. (Cresset Ltd.), a Delaware corporation, that was accounted for as a reverse acquisition (Note 3). The historical financial statements prior to the Share Exchange Agreement will be those of Cresset Ltd., but the name of the consolidated corporation going forward will be Cresset Precious Metals, Inc.

        As a result of the acquisition, the Company will be engaged in the exploration and mining of gold properties. On February 8, 1999, Cresset Ltd. entered into an agreement with the Government of Egypt and the Egyptian Geological Survey and Mining Authority (EGSMA) (the Concession Agreement) for the exploration and production of gold and associated minerals in various locations in the Eastern Egyptian Desert. Under the agreement, Cresset Ltd. was awarded the exclusive rights, for a period of thirty (30) years, for the commercial production of gold and associated minerals in eight (8) localities in the Eastern Egyptian Desert. (Note 9)

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

        The consolidated financial statements of the Company have been prepared on the accrual basis of accounting and are in conformity with accounting principles generally accepted in the United States of America and prevailing industry practice. Significant intercompany accounts and transactions have been eliminated in consolidation.

  Interim Financial Information

        The unaudited consolidated financial information furnished herein reflects all adjustments, consisting only of normal recurring adjustments, which in the opinion of management, are necessary to fairly state the Company's financial position, the results of its operations and cash flows for the periods presented. The unaudited results of operations for the six months ended June 30, 2002 and 2001 are not necessarily indicative of results for the entire fiscal years ending December 31, 2002 and 2001.

  Cash and Cash Equivalents

        Cash and cash equivalents includes a certificate of deposit of $1,902,160 at June 30, 2002 (unaudited).

  Property and Equipment

        Property and equipment acquisitions are recorded at cost. Depreciation is computed using the straight-line method over estimated useful lives of 2 to 5 years. Repairs and maintenance costs are expensed as incurred and expenditures for major improvements are capitalized.

  Use of Estimates

        The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Net Loss Per Share

        In February 1997, the Financial Accounting Standards Board (FASB) issued SFAS No. 128 Earnings Per Share which requires the Company to present basic and diluted earnings per share for all periods presented. The computation of loss per common share (basic and diluted) is based on the weighted average number of shares actually outstanding during the period. The Company has no common stock equivalents which would dilute earnings per share.

  Income Taxes

        Deferred income taxes are reported using the liability method. Deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

  Fair Value of Financial Instruments

        Financial instruments consist principally of cash, short-term liabilities and long-term debt. The estimated fair values of these instruments approximate their carrying value.

  Foreign Currency Translation

        The Company translates the foreign currency financial statements of its foreign operations by translating balance sheet accounts at the exchange rate on the balance sheet date and the income statement accounts using the prevailing exchange rates at the transaction date. Translation gains and losses are recorded in stockholders' equity and realized gains and losses are reflected in operations. The cash is kept in U.S. Dollar accounts and, in accordance with the Concession Agreement, all financial records are kept in U.S. Dollars. There were no translation or exchange gains and losses for the years ended December 31, 2001 and 2000 and for the six months ended June 30, 2002 and 2001 (unaudited), respectively.

  Exploration Expenses and Development

        Exploration costs and ongoing development costs are charged to operations as incurred. Major mine development expenditures are capitalized at operating properties and at new mining properties not yet producing where and when proven and probable ore reserves have been identified. In accordance with the Concession Agreement, the Company may recover such expenses over three years starting with the first year of commercial production.

  Impairment of Long-Lived Assets

        The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  Concentration of Credit Risk

        Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. The Company maintained 100% as of December 31, 2001 and 2000 and June 30, 2001 and 79% as of June 30, 2002, of its cash and cash equivalents with one financial institution. Management believes the financial risks associated with these financial instruments are minimal.

  Recently Issued Accounting Standards

        In July 2001, the Financial Accounting Standards Board issued SFAS No. 141, Business Combinations and SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 141 provides guidance on the accounting for a business combination at the date a business combination is completed. The statement requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001, thereby eliminating the use of the pooling-of-interests method. The Company adopted SFAS No. 141 on July 1, 2001. The adoption did not have an effect on the financial statements. SFAS No. 142 provides guidance on how to account for goodwill and intangible assets after an acquisition is completed. The most substantive change is that goodwill will no longer be amortized but instead will be periodically tested for impairment. The Company adopted SFAS No. 142 as of the beginning of fiscal 2002 and the effect of adoption did not have an effect on the financial statements.

        In June 2001, the Financial Accounting Standards Board issued SFAS No. 143, Accounting for Asset Retirement Obligations. SFAS No. 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is currently analyzing this statement and has not yet determined its impact on the financial statements. This Statement will be effective for fiscal 2003.

        In October 2001, the Financial Accounting Standards Board issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets, which replaces SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. Although SFAS No. 144 retains the basic requirements of SFAS No. 121 regarding when and how to measure an impairment loss, it provides additional implementation guidance. SFAS No. 144 also supercedes the provisions of APB Opinion No. 30, Reporting Results of Operations, pertaining to discontinued operations. Separate reporting of discontinued operation is still required, but SFAS No. 144 expands presentation to include a component of an entity, rather than strictly a business segment. The Company is currently analyzing this statement and has not yet determined its impact on the financial statements. This statement will be effective for fiscal 2002.

        In April 2002, the Financial Accounting Standards Board issued SFAS No. 145, Rescission of FASB Statements No. 4, 44,64, Amendment of FASB No. 13, and Technical Corrections. Among other provisions, SFAS No. 145 rescinds SFAS No. 4, Reporting Gains and Losses from Extinguishment of Debt. Accordingly, gains or losses from extinguishment of debt shall not be reported as extraordinary items unless the extinguishment qualifies as an extraordinary item under the criteria of APB No. 30. Gains or losses from extinguishment of debt that do not meet the criteria of APB No. 30 should be reclassified to income from continuing operations in all prior periods presented. This statement will be effective for fiscal 2003. The Company does not expect the adoption of SFAS 145 to have a material impact on its financial position or results of operations.

        In June 2002, the FASB issued Statement No. 146, Accounting for Costs Associated with Exit or Disposal Activities. This Statement requires recording costs associated with exit or disposal activities at their fair values when a liability has been incurred. Under previous guidance, certain exit costs were accrued upon management's commitment to an exit plan, which is generally before an actual liability has been incurred. The requirements of this Statement are effective prospectively for exit or disposal activities initiated after December 31, 2002; however, early application of the Statement is encouraged. The Company's adoption of Statement 146 will not have a material impact on its financial position or results of operations.

3.    SHARE EXCHANGE AGREEMENT

        On November 1, 2001, the shareholders of the Company entered into a Share Exchange Agreement whereby the shareholders of Cresset Ltd. exchanged 150,000 shares of their common stock, which represented 100% of the common stock issued and outstanding for 43,000,000 shares of the Company's restricted common stock.

        The former shareholders of Cresset Ltd. acquired control of the Company upon the closing of the Share Exchange Agreement. The exchange was accounted for as a reverse acquisition. Accordingly, for financial statement purposes, Cresset Ltd. was considered the accounting acquiror and the related business combination was considered a recapitalization of Cresset Ltd. rather than an acquisition by the Company. The historical financial statements prior to the Share Exchange Agreement will be those of Cresset Ltd., but the name of the consolidated corporation going forward will be Cresset Precious Metals, Inc. The adjusting entry to reflect the reverse acquisition represents the pre-existing shares of Cresset Precious Metals, Inc. less consolidating and eliminating entries.

  Share Exchange Agreement Unaudited Pro Forma Condensed Consolidated Financial Statements

        The following unaudited Pro Forma Condensed Consolidated Financial Statements reflect adjustments to the Company's historical financial statements as of and for the years ended December 31, 2001 and 2000, and as of and for the six months ended June 30, 2002 and 2001, respectively, to give effect to the above described Share Exchange Agreement.

        The accompanying unaudited pro forma information is presented for illustrative purposes only and is not necessarily indicative of the financial position or results of operations which would actually have been reported had the Share Exchange Agreement been in effect during the periods presented, or which may be reported in the future.

        The accompanying Unaudited Pro Forma Condensed Consolidated Financial Statements should be read in conjunction with the historical financial statements and related notes thereto for the Company.

(left blank intentionally)

	(unaudited)
	December 31, 2001	December 31, 2000	June 30, 2002	June 30, 2001
Assets:
Cash and cash equivalents	$210,504	$9,746	$2,491,324	$55,083
Prepaid expenses and other currents assets	120,052	32,637	163,799	81,536
Property and equipment, net	27,873	56,589	34,022	41,928

Total assets	$358,429	$98,972	$2,689,145	$178,547

Liabilities:
Accounts payable and other current liabilities	$9,712	$330	$37,069	$330
Accrued liabilities	—	—	28,774	—

Total current liabilities	9,712	330	65,843	330
Accrued interest payable	—	—	128,651	—
Loan payable—related party	—	—	6,376,466	—
Advances from stockholders	3,457,846	1,825,021	170,377	2,561,234
Stockholders' equity:
Common stock	50,000	50,000	50,000	50,000
Accumulated deficit	(3,159,129)	(1,776,379)	(4,102,192)	(2,433,017)

Total stockholders' deficit	(3,109,129)	(1,726,379)	(4,052,192)	(2,383,017)

Total liabilities and stockholders' deficit	$358,429	$98,972	$2,689,145	$178,547

	For the years ended
			For the six months ended
	December 31, 2001	December 31, 2000
			June 30, 2002	June 30, 2001
Total operating expenses	$1,456,525	$693,981	$814,412	$656,638

Loss from operations	(1,456,525)	(693,981)	(814,412)	(656,638)

Interest expense	—	—	128,651	—

Net loss	$(1,456,525)	$(693,981)	$(943,063)	$(656,638)

Net loss per share	$(.03)	$(.01)	$(.02)	$(.01)

Weighted average shares outstanding	50,000,000	50,000,000	50,000,000	50,000,000

4.    PROPERTY AND EQUIPMENT

        Property and equipment consisted of the following:

	December 31, 2001	December 31, 2000	June 30, 2002	June 30, 2001
			(unaudited)	(unaudited)
Leasehold improvements	$31,323	$31,323	$31,323	$31,323
Furniture and fixtures	19,458	19,458	29,329	19,458
Equipment	34,683	33,951	42,939	33,951

	85,464	84,732	103,591	84,732

Less: accumulated depreciation	(57,591)	(28,143)	(69,569)	(42,804)

	$27,873	$56,589	$34,022	$41,928

        Depreciation expense for the years ended December 31, 2001 and 2000 and for the six months ended June 30, 2002 and 2001 was $29,448, $28,143, $11,978 and $14,661, respectively.

5.    ADVANCES FROM STOCKHOLDERS

        The stockholders of the Company have been advancing funds to finance the exploration and mining of the gold properties. These loans have been paid off as of March 31, 2002 by a commercial bank, which is also a related party and a stockholder, and converted into one unsecured loan payable (Note 6).

December 31, 2001	December 31, 2000	June 30, 2002	June 30, 2001
		(unaudited)	(unaudited)
$3,457,846	$1,825,021	$170,337	$2,561,234

6.    LOAN PAYABLE—RELATED PARTY

        On March 31, 2002, the Company entered into an unsecured loan agreement with a commercial bank, which is also a related party and a stockholder, whereby the Company may borrow from time to time amounts not to exceed a total of $7,500,000. Interest accrues at a rate of 8% per annum. The total amount of principal and accrued interest outstanding are due March 31, 2005. The outstanding balance of principal and interest as of June 30, 2002 was $6,376,466 and $128,651, respectively.

7.    CAPITAL STOCK

  Preferred Stock

        Preferred stock may also be issued by the Company from time to time in one or more series and in such accounts as may be determined by the Board of Directors. No preferred shares had been authorized or issued as of December 31, 2001 and 2000 or June 30, 2002 and 2001, respectively.

8.    INCOME TAXES

        The components of the deferred tax asset is as follows:

	December 31, 2001	December 31, 2000	June 30, 2002	June 30, 2001
			(unaudited)	(unaudited)
Deferred tax assets:
Capitalized exploration and development costs	$909,800	$448,300	$1,133,500	$666,500
Net operating loss carryforward	56,000	5,700	155,600	5,700
Depreciation	15,700	9,600	13,100	14,600

	981,500	463,600	1,302,200	686,800
Valuation allowance	(981,500)	(463,600)	(1,302,200)	(686,800)

Net deferred tax assets	$—	$—	$—	$—

        The Company had available approximately $165,000 and $457,500 of unused net Federal operating loss carryforwards at December 31, 2001 and June 30, 2002 (unaudited), respectively, that may be applied against future taxable income. These net operating loss carryforwards expire for Federal purposes through 2021. There is no assurance that the Company will realize the benefit of the net operating loss carryforwards.

        SFAS No. 109 requires a valuation allowance to be recorded when it is more likely than not that some or all of the deferred tax assets will not be realized. At the above dates, valuations for the full amount of the net deferred tax asset were established due to the uncertainties as to the amount of the taxable income that would be generated in future years.

        Under the Tax Reform Act of 1986, the benefits from net operating losses carried forward may be impaired or limited in certain circumstances. Events which may cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50% over a three-year period. The impact of any limitations that may be imposed for future issuance of equity securities, including issuances with respect to acquisitions, have not been determined.

        The Company is headquartered in Nevada, which has no state income tax. Therefore, no provision for state taxes was made.

        The Company's activities related to the Concession Agreement are exempt from Egyptian income taxes for a period of 15 years starting from the date of commencement of commercial production and if approved by the Egyptian Government may be extended for another equal period.

        Reconciliation of the differences between the statutory tax rate and the effective income tax rate is as follows:

	December 31, 2001	December 31, 2000	June 30, 2002	June 30, 2001	Cumulative Amounts from Inception (January 21, 1998) through June 30, 2002
			(unaudited)	(unaudited)	(unaudited)
Statutory federal tax benefit rate	34%	34%	34%	34%	34%
Statutory state tax benefit rate	—	—	—	—	—

Effective tax rate	34%	34%	34%	34%	34%
Valuation allowance	(34)%	(34)%	(34)%	(34)%	(34)%

Effective income tax rate	—	—	—	—	—

9.    CONCESSION AGREEMENT

        On February 8, 1999, Cresset Ltd. entered into an agreement with the Government of Egypt and the Concession Agreement for the exploration and production of gold and associated minerals in various locations in the Eastern Egyptian Desert. Under the agreement, Cresset Ltd. was awarded the exclusive rights for the commercial production of gold and associated minerals in eight (8) localities in the Eastern Egyptian Desert.

  Term

        The exploration period, as defined, shall be 30 years from the date of the first commercial discovery. The period may be renewed for one additional equal period at the option of Cresset Ltd.

  Exploration

        Cresset Ltd. had an initial exploration period of one year, starting from the effective date of this Concession Agreement, which was extended for three additional periods of one year each.

        A minimum amount, in accordance with the Concession Agreement, was spent on exploration expenses and related activities for each year of exploration. In addition, the Concession Agreement includes certain budget and reporting requirements.

        Cresset Ltd. has complied with all of the requirements in the Concession Agreement related to the agreed upon work program during the exploration period.

  Mandatory and Voluntary Relinquishments

        At the end of the first and second calendar years after the effective date of the Concession Agreement, Cresset Ltd. will relinquish 25% of the exploration areas not converted to an exploitation lease or leases each year, with the remainder of the original exploration areas being relinquished at the end of the total exploration periods.

        Cresset Ltd. may voluntarily relinquish exploration areas during the exploration phase and after commercial discovery upon mutual agreement with EGSMA and satisfaction of its financial obligations for exploration costs.

  Operation After Commercial Discovery:

        Promptly after commercial discovery EGSMA and Cresset Ltd. shall form an operating company which shall be owned equally by each party.

    Recovery of Costs and Expenses and Production Sharing

          A royalty of 3% of the sales revenue is due to the government of Egypt within 30 days in cash on a semi-annual basis.

          Cresset Ltd. shall be entitled to recover the following expenses (excluding the royalty) out of the remaining sales revenue:

    1.
    All current operating expenses incurred and paid after the initial commercial production.

    2.
    Exploration costs including those accumulated prior to the commencement of commercial production at the rate of 33.3% per annum.

    3.
    Exploitation capital costs including those accumulated prior to the commencement of commercial production at the rate of 33.3% per annum.

          To the extent that in any financial year costs and expenditures recoverable exceed the sales revenue for that financial year (excluding royalty) the excess shall be carried forward for recovery in the next year or years until fully recovered but not after the termination of the agreement.

          After the deduction of the royalty payments and the recovery of costs and expenditures any remaining net proceeds, as defined, shall be distributed 51% to EGSMA and 49% to Cresset Ltd.

  Title of Assets

  1.
  Land shall be the property of EGSMA as soon as it is purchased.

  2.
  Title to fixed and movable assets shall be transferred from Cresset Ltd. to EGSMA gradually as their costs are recovered by Cresset Ltd.

  Accounting Records

        In accordance with the Concession Agreement, the operating company and Cresset Ltd. must maintain their accounting records in U.S. Dollars.

  Restoration and Rehabilitation

        Cresset Ltd. or the operating company shall be responsible for the restoration and rehabilitation of the surface of the exploitation and exploration areas used and the safe disposal of liquid substances, the capping of wells, and the protection of open pits and shafts. Such costs shall be included in the operation costs and a reserve may be made in the last years of the mine to meet such expenses. No reserve has been recorded as the date of the financial statements.

  Employment

        The operating company and Cresset Ltd. must pay a set minimum amount of salaries in Egyptian currency and gradually replace non-executive expatriate staff with qualified Egyptian nationals as they become available.

10.  RECOVERABLE EXPLORATION EXPENSES

        Total balances of exploration expenses incurred and recoverable after production commences in accordance with the Concession Agreement are as follows at the following balance sheet dates:

December 31, 2001	$3,037,258
December 31, 2000	$1,715,602
June 30, 2002 (unaudited)	$3,589,143
June 30, 2001 (unaudited)	$2,353,617

11.  COMMITMENTS

  Leases

        The Company leases office facilities under month-to-month and noncancelable operating leases which expire December 31, 2004. The Company has the following operating lease commitments:

Year ended December 31:
2002	$12,960
2003	12,960
2004	12,960

$38,880

        Total rental expense for the years ended December 31, 2001 and 2000 and for the six months ended June 30, 2002 and 2001 was $43,375, $29,062, $75,144 and $31,611, respectively.

EXHIBITS

Exhibit No.	Description
2.1	Articles of Incorporation of Caspian Development Group, Inc.
2.2	Certificate of Amendment of Articles of Incorporation of Caspian Development Group, Inc. Changing Corporation Name to "Zenith International, Inc."
2.3	Certificate of Amendment of Articles of Incorporation of Zenith International, Inc. Changing Corporation Name to "Cresset Precious Metals, Inc."
2.4	By-Laws of Caspian Development Group, Inc.
2.5	Certificate of Incorporation of Cresset International, Ltd.
2.6	Certificate of Amendment of Certificate of Incorporation of Cresset International, Ltd. Increasing Number of Authorized Shares.
6.1	Share Exchange Agreement Between Cresset Precious Metals, Inc. and Cresset International Ltd.
6.2	Concession Agreement Between The Arab Republic of Egypt and the Egyptian Geological Survey and Mining Authority and Cresset International Ltd.
6.3	Memorandum of Understanding between Cresset International Ltd. and Lakefield Oretest Pty Ltd.

QuickLinks

PART I
  Item 1. Description of Business.
  Item 2. Management's Discussion and Analysis or Plan of Operation
  Item 3. Description of Property
  Item 4. Security Ownership of Certain Beneficial Owners and Management
  Item 5. Directors, Executive Officers, Promoters and Control Persons
  Item 6. Executive Compensation
  Item 7. Certain Relationships and Related Transactions.
  Item 8. Description of Securities.
PART II
  Item 1. Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters.
  Item 2. Legal Proceedings.
  Item 3. Changes in and Disagreements with Accountants.
  Item 4. Recent Sales of Unregistered Securities.
  Item 5. Indemnification of Directors and Officers.
PART F/S
PART III
  Item 1. Index to Exhibits.
  Item 2. Description of Exhibits.
SIGNATURES
FINANCIAL STATEMENTS
EXHIBIT FS-1

INDEPENDENT AUDITORS' REPORT
CRESSET PRECIOUS METALS, INC. AND SUBSIDIARY (Formerly known as Caspian Development Group, Inc. and Zenith International, Inc.) (An Exploration Stage Company) CONSOLIDATED BALANCE SHEETS
EXHIBIT FS-2
CRESSET PRECIOUS METALS, INC. AND SUBSIDIARY (Formerly known as Caspian Development Group, Inc. and Zenith International, Inc.) (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF OPERATIONS
EXHIBIT FS-3
CRESSET PRECIOUS METALS, INC. AND SUBSIDIARY (Formerly known as Caspian Development Group, Inc. and Zenith International, Inc.) (An Exploration Stage Company) CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' DEFICIT
CRESSET PRECIOUS METALS, INC. AND SUBSIDIARY (Formerly known as Caspian Development Group, Inc. and Zenith International, Inc.) (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF CASH FLOWS
CRESSET PRECIOUS METALS, INC. AND SUBSIDIARY (Formerly known as Caspian Development Group, Inc. and Zenith International, Inc.) (An Exploration Stage Company) NOTES TO CONSOLIDATED FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000 AND FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001 (The information with respect to the periods ended June 30, 2002 and 2001 is unaudited)
EXHIBITS